UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Net4Music Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64111E 10 1

(CUSIP Number)

Joel A. Adler, Esq.

Sokolow, Dunaud, Mercadier & Carerras LLP

770 Lexington Avenue 6th Floor

New York, New York 10021

(212) 935-6000

(Name, Address and Telephone Number of Person

Authorized to Receive notices and Communications)

October 19, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See S 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64111E 10 1

  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

  Claude Poletti

  Check the Appropriate Box if a Member of a Group (See Instructions).

  (a) [ ]

  (b) [ X ]

  SEC Use Only.

  Source of Funds (See Instructions).

  OO
  Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) [ ]

  Citizenship or Place of Organization.

France
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	1,040,832
	8. Shared Voting Power	0
	9. Sole Dispositive Power	1,040,832
	10. Shared Dispositive Power	0
  Aggregate Amount Beneficially Owned by Each Reporting Person.

  1,040,832
  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

  Percent of Class Represented by Amount in Row (11).

  5.8%
  Type of Reporting Person (See Instructions).

IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to shares of common stock of Net4Music Inc. (the "Issuer"), which has its principal executive office at 6210 Bury Drive, Eden, Minnesota 55346.

Item 2. Identity and Background

a. Claude Poletti;

b. 13, rue Etienne Delorme, 65160 Tassin la Demi Lune FRANCE;

c. Chairman of the Board of Net4Music Inc., which has a principal business address of 6210 Bury Drive, Eden Minnesota 55346;

d. No;

e. No; and

f. French.

Item 3. Source and Amount of Funds or Other Consideration

The shares may be purchased upon the Reporting Person's exercise of a right granted to him in a Put and Call Agreement, dated October 19, 2000, between Coda Music Technology, Inc. ("Coda") and Net4Music S.A. (" Net4Music") (the "Agreement"), whereby the Reporting Person will receive shares of common stock of the Issuer in exchange for his shares of common stock of Net4Music.

Item 4. Purpose of the Transaction

The purpose of the acquisition of securities of the Issuer was to effect a stock-for-stock exchange between Coda Music Technology, Inc. ("Coda") and Net4Music, resulting in the Reporting Person becoming a shareholder of the Issuer, which was formerly known as Coda.

Item 5. Interest in Securities of the Issuer

a. The Reporting Person has a right to acquire 1,040,832 shares of the common stock of the Issuer.

b. The Reporting Person will own 1,040,832 shares and shall have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such shares.

c. None, but see Item 3.

d. Not applicable.

e. Not applicable.

Item 6. Contracts, Arrangement, Understanding or Relationships with Respect to

Securities of the Issuer

According to the terms of the Agreement, the Reporting Person has a right to purchase shares of the common stock of the Issuer in exchange for shares of common stock of Net4Music owned by the Reporting Person. The Reporting Person is a party to a Shareholder Voting Agreement regarding the election of certain directors to the board of the Issuer. The Reporting Person is also a party to a "market stand off" or "lockup" agreement restricting the disposition of his shares of the Issuer until 180 days from August 11, 2000.

Item 7. Material to Be Filed as Exhibits

The Put and Call Agreement, dated October 19, 2000, between Coda and certain shareholders of Net4Music is attached hereto as Exhibit A.

The Voting Agreement, dated October 19, 2000, among certain directors of the Issuer, the Issuer, and certain shareholders of Net4Music is attached hereto as Exhibit B.

Form of "Lockup" letter agreement, dated August 11, 2000, between certain shareholders of the Issuer and the issuer is attached hereto as Exhibit C.

Signature(s)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2000

CLAUDE POLETTI

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature

EXHIBIT A

THE SECURITIES REPRESENTED BY THIS AGREEMENT ARE SUBJECT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED ("ACT") AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER BY THE SECURITIES AND EXCHANGE COMMISSION. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE ACT, BUT ARE OR WILL BE OFFERED PURSUANT TO CLAIMED EXEMPTIONS THEREFROM. THE SECURITIES GRANTED HEREBY MAY NOT BE TRANSFERED TO OR BE EXERCISED BY OR ON BEHALF OF ANY "U.S. PERSON," AS DEFINED UNDER REGULATION S OF THE ACT, UNLESS SUCH TRANSFER OR ISSUANCE OF SECURITIES IS REGISTERED UNDER THE ACT OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. THE SECURITIES REPRESENTED BY THIS AGREEMENT ARE RESTRICTED SECURITIES AS THAT TERM IS DEFINED IN RULE 144 PROMULGATED UNDER THE ACT.

PUT AND CALL AGREEMENT

This PUT AND CALL AGREEMENT ("Agreement") is entered into this 19th day of October, 2000 by and between Coda Music Technology, Inc., a Minnesota corporation ("Coda") and certain shareholders and option and warrant holders ("Shareholders") of Net4Music S.A., a French corporation ("Net4Music"), as listed on Schedule A, which schedule is attached hereto and incorporated into this Agreement. Coda and the Shareholders are sometimes collectively referred to herein as "Parties."

Recitals

WHEREAS, the Shareholders desire to grant Coda certain rights with regard to the purchase of shares of Net4Music common stock which the Shareholders now own and/or are entitled to receive upon the Shareholders' exercise of certain options and warrants to purchase Net4Music common stock (as set forth in Schedule A) (collectively "Transfer Shares"); and

WHEREAS, Coda desires to provide each Shareholder with certain rights with regard to the purchase of shares of Coda common stock, which rights may be exercised by each Shareholder in exchange for all of such Shareholder's Transfer Shares .

Agreement

NOW, THEREFORE, the Parties hereby agree, represent and warrant as follows:

1. Shareholders' Right to Acquire Coda Common Stock.

(a) Exchange Option. Coda hereby grants each individual Shareholder the right to acquire from Coda ("Put Right"), in exchange for all of such Shareholder's Transfer Shares, an amount of shares of Coda common stock equal to the product of (i) such Shareholder's Transfer Shares (as set forth on Schedule A hereto) multiplied by (ii) the Conversion Ratio specified in the Stock Purchase Agreement between Coda and specified shareholders of Net4Music dated August 11, 2000 ("Conversion Ratio"). The Put Right shall expire on the fifth anniversary of the date of this Agreement ("Expiration Date").

(b) Conditions.

(1) The Put Right may be exercised by a Shareholder, in whole but not in part, by delivering written notice of exercise (in the form attached hereto) ("Exercise Notice") delivered to Coda at the principal office of Coda prior to the Expiration Date and accompanied or preceded by an instrument sufficient to transfer the Transfer Shares to Coda free and clear of any and all claims and encumbrances ("Transfer Instrument").

(2) Subject to the provisions of the next paragraph, certificates for the shares of Coda common stock acquired by each Shareholder upon exercise of the Put Right ("Coda Shares") shall be delivered to each Shareholder within a reasonable time, not exceeding fifteen (15) days after such Shareholder exercises the Put Right. The Coda Shares shall be deemed to be issued to each Shareholder as of the close of business on the date on which Coda receives the Exercise Notice and the Transfer Instrument.

(3) No Voting Rights. A Shareholder shall not be entitled to any voting rights or other rights as a shareholder of Coda until such time as the Coda Shares are issued to the Shareholder.

(c) Anti-dilution Adjustments. In case Coda shall at any time subdivide the outstanding Common Stock into a greater number of shares or declare a dividend payable in common stock, the Conversion Ratio in effect immediately prior to such subdivision shall be proportionately increased, and conversely, in case the outstanding common stock shall be combined into a smaller number of shares, the Conversion Ratio in effect immediately prior to such combination shall be proportionately reduced.

(d) No Transferability. The Put Rights granted to each Shareholder shall not be transferable, in any manner or amount, by the Shareholders.

(e) Lockup Period for Coda Shares. Each Shareholder agrees, for the benefit of Coda, that such Shareholder will not, for a period of 270 days from the effective date of this Agreement ("Lockup Period") (i) sell, transfer or otherwise dispose of, or agree to sell, transfer or otherwise dispose of any of the Coda Shares beneficially held by such Shareholder during the Lockup Period or (ii) sell or grant, or agree to sell or grant, options, rights or warrants with respect to any of the Coda Shares. The foregoing lockup shall not prohibit, during the Lockup Period, gifts to donees or transfers by will or the laws of descent to heirs or beneficiaries provided such donees, heirs and beneficiaries shall be bound by the restrictions set forth herein.

(f) Fractional Shares. No fractional Coda Shares and no certificates or scrip therefor, or other evidence of ownership thereof, shall be issued in connection with the exercise of any Shareholder's Put Right. Fractional Share interests shall not entitle the owner thereof to vote or to any rights of a shareholder of Coda. If the exercise of any Shareholder's Put Right gives rise to any fractional Coda Shares, Coda will redeem such fractional Coda shares based upon the closing price on The Nasadaq Stock Market of Coda common stock on the date of such Shareholder's Exercise Notice. Payment for any such fractional Coda Shares shall be made within five (5) calendar days following the date of such Shareholder's Exercise Notice; provided, however, that no payment shall be made for fractional shares if payment is for less than $1.00.

2. Coda's Right to Acquire the Transfer Shares. Each Shareholder hereby grants Coda the right to acquire ("Call Right") such Shareholder's Transfer Shares in exchange for the Coda Shares that such Shareholder would have been entitled to receive if such Shareholder had exercised his/her/its Put Right on the date Coda exercises its Call Right. Coda's Call Rights shall become exercisable on the earlier of (i) the Termination Date or (ii) the approval by the Board of Directors of Coda of any capital reorganization or reclassification of the capital stock of Coda, or consolidation or merger of Coda with another corporation, or the sale of all or substantially all of Coda's assets to another corporation shall be effected in such a way that holders of Coda common stock shall be entitled to receive stock, securities or assets with respect to or in exchange for such common stock. Coda's Call Right shall remain exercisable until the earlier of the end of a 60-day period following the Termination Date or the closing of any such reorganization, reclassification, consolidation, merger or sale.

3. Shareholder Representations. Each Shareholder, severally and not jointly, represents and warrants to, and covenants and agrees with Coda as follows:

(a) Title to Net4Music Stock; Authority of the Shareholders. Each Shareholder has, and will maintain for the duration of this Agreement, valid and unencumbered title to (or the right to acquire valid and unencumbered title to) all of such Shareholder's Transfer Shares, free and clear of any liens. Each Shareholder has full legal and equitable right, power and authority (without the consent or approval of any other person) to enter into this Agreement and to perform all of his or her obligations under this Agreement. Each Shareholder understands and acknowledges that Coda, Net4Music and their respective counsel will be acting in material reliance upon the truth and accuracy of all representations of the Shareholder set forth in this Agreement or in any schedule delivered pursuant to this Agreement.

(b) Binding Obligation. The execution, delivery and performance of this Agreement and the transactions contemplated hereby have been duly and validly authorized and approved by all requisite corporate, partnership, or other action on the part of each Shareholder that is not a natural person. Each Shareholder has all requisite power and authority to do and perform all acts and things required to be done by it under this Agreement and the actions contemplated hereby. This Agreement, when executed and delivered, will constitute the valid and binding obligation of each of the Shareholders, enforceable in accordance with its respective terms except as may be limited by laws affecting creditors rights generally or by judicial limitations on the right to specific performance or other equitable remedies.

(c) Consents Required. The execution and delivery of this Agreement, the transfer of the Transfer Shares, and the consummation of the transactions contemplated hereby in compliance with the terms and provisions hereof, by each of the Shareholders will not:

(i) Conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under the governing instruments of any Shareholder that is not a natural person, or any material instrument, agreement, mortgage, lease, judgment, order, award, decree or other instrument or restriction to which such Shareholder is a party or by which any such Shareholder or any of its assets is bound or affected;

(ii) Require any affirmative approval, consent, authorization or other order or action of any court, governmental authority, regulatory body, creditor or any other person except for spousal consents that are set forth at the foot of this Agreement; or

(iii) Give any party with rights under any such material instrument, agreement, mortgage, lease, judgment, order, award, decree or other instrument or restriction the right to terminate, modify or otherwise change the rights or obligations of the Shareholder thereunder.

(d) Regulation S. Each Shareholder that is not a "U.S Person" as that term is defined in Regulation S of the Act:

(1) certifies that he/she/it is not a "U.S. Person" as that term is defined in Regulation S of the Act, and is not acquiring the securities for the account or benefit of any U.S. Person, or else is a U.S. Person purchasing securities in a transaction that does not require registration under the Act.

(2) agrees to exercise his/her/its Put Right, if at all, only in accordance with the provisions of Regulation S, in conjunction with a registration under the Act, or pursuant to an available exemption from such registration, and further agrees not to engage in hedging transactions with regard to Coda Shares unless in compliance with the Act.

4. Covenants of Coda. Coda covenants and agrees that all Coda Shares will, upon issuance, be duly authorized and issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof. Coda further covenants and agrees that during the period within which the Put and Call Rights may be exercised, Coda will at all times have authorized and reserved for the purpose of issue or transfer upon exercise of the Put or Call Rights a sufficient number of shares of common stock to provide for the exercise of the Put or Call Rights represented by this Agreement.

5. Resale Registration.

(a) Within ninety (90) days of the execution of this Agreement, Coda shall prepare and file a registration statement on Form S-3 as a "shelf" registration statement under Rule 415 of the Act covering the resale of all Coda Shares, and shall use its best efforts to have such registration statement declared effective by the Securities and Exchange Commission (the "Commission") as soon as practicable after filing. Coda shall not be obligated to effect, or to take any action to effect, any such registration pursuant to this Section 5 in any particular jurisdiction in which Coda would be required to execute a general consent to service of process in effecting such registration, qualification, or compliance, unless Coda is already subject to service in such jurisdiction and except as may be required by the Act.

(b) All Registration Expenses (as defined below) incurred in connection with any registration, qualification or compliance pursuant to this Section shall be borne by Coda. All Selling Expenses (as defined below) relating to securities so registered shall be borne by the holders of such securities pro rata on the basis of the number of shares of securities so registered on their behalf. "Registration Expenses" shall mean all expenses incurred in effecting any registration pursuant to this Section, including, without limitation, all registration, qualification, filing fees, fees and disbursements of counsel for Coda, blue sky fees and expenses, and expenses of any regular or special audits incident to or required by any such registration, but shall not include Selling Expenses. "Selling Expenses" shall mean all underwriting discounts and selling commissions applicable to the sale of Coda Shares and all fees and disbursements of counsel for any holder of the Coda Shares.

(c) Coda will keep each seller of Coda Shares advised in writing as to the initiation of the registration pursuant to this Section and as to the completion thereof. At its expense, Coda will use its best efforts to:

(i) Keep such registration effective until the termination of each Shareholder's rights granted under this Section 5 as provided below;

(ii) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement;

(iii) Furnish such number of prospectuses and other documents incident thereto, including any amendment of or supplement to the prospectus, as a seller of Coda Shares from time to time may reasonably request;

(iv) Notify each seller of Coda Shares covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing, and at the request of any such seller, subject to subsection (d) below, prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of Coda Shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing;

(v) Cause all such Coda Shares registered thereunder to be listed on each securities exchange or market on which similar securities issued by Coda are then listed; and

(vi) Comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first month after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Act.

(d) Coda may delay preparing, filing and distributing any registration statement or prospectus or any supplement or amendment thereto, if Coda determines in good faith that such action might, in the reasonable judgment of Coda, (i) interfere with or affect the negotiation or completion of a transaction that is being contemplated by Coda (whether or not a final decision has been made to undertake such transaction) or (ii) involve initial or continuing disclosure obligations that are not in the best interests of Coda's stockholders at such time. Coda will give prompt notice (a "Standstill Notice") of any such delay, which delay shall not extend for a period of more than ninety (90) business days without the written consent of the holders of a majority of the Coda Shares. In the event that Coda provides the holders of Coda Shares with a Standstill Notice, each such holder agrees that he, she or it will not sell or otherwise transfer any Coda Shares or rights thereto during the delay period pursuant to the prospectus covered by the registration statement.

(e) Coda will indemnify each holder of Coda Shares, each of its officers, directors and partners, legal counsel and accountants and each person controlling such holder within the meaning of Section 15 of the Act, with respect to which registration, qualification, or compliance has been effected pursuant to this Section, against all expenses, claims, losses, damages and liabilities (or actions, proceedings, or settlements in respect thereof) (collectively, "Claims") arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification, or the like) incident to any such registration, qualification, or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by Coda of the Act or any rule or regulation thereunder applicable to Coda and relating to action or inaction required of Coda in connection with any such registration, qualification, or compliance, and will reimburse each such holder, each of its officers, directors, partners, legal counsel and accountants and each person controlling such holder, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any Claim other than Claims that arise out of or are based on, and in conformity with, any untrue statement or omission based upon written information furnished to Coda by such holder and stated to be specifically for use therein.

(f) Each holder of Coda Shares will, if Coda Shares held by him are included in the securities as to which such registration, qualification or compliance is being effected, indemnify Coda, each of its directors, officers, partners, legal counsel and accountants, each other such holder of Coda Shares, and each of their officers, directors, and partners, and each person controlling such holder, against all Claims arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular, or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse Coda and such holders, directors, officers, partners, legal counsel and accountants, persons, or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any Claim, in each case to the extent, but only to the extent that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to Coda by such holder; provided, however, that the obligations of such holder hereunder shall not apply to amounts paid in settlement of any Claims if such settlement is effected without the consent of such holder (which consent shall not be unreasonably withheld).

(g) Each party entitled to indemnification under subsection (e) or (f) above (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such Claim, provided that counsel for the Indemnifying Party, who shall conduct the defense of such Claim, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under subsection (e) or (f) above, to the extent such failure is not prejudicial. No Indemnifying Party, in the defense of any Claim, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such Claim.

(h) If the indemnification provided for in subsection (e) or (f) above is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any Claim referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such Claim as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

(i) Each holder of Coda Shares shall furnish to Coda such information regarding such holder and the distribution proposed by such holder, if any, as Coda may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification, or compliance referred to in this Section.

(j) No holder of Coda Shares shall have any right to take any action to restrain, enjoin, or otherwise delay any registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section.

(k) The right of any Shareholder to register such Shareholder's Coda Shares under this Section 5 shall terminate on the earlier of: (i) the date on which such Shareholder's shares are eligible for sale pursuant to Rule 144; or (ii) the sale or other disposition by such Shareholder of all of such holder's Coda Shares.

6. Miscellaneous.

(a). Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of common stock). Nothing in this Agreement, expressed or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York.

(c) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(d) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(e) Notices. Unless otherwise provided, all notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by facsimile or electronic mail if sent during normal business hours of the recipient, if not, then on the next business day, (iii) ten (10) days after deposit in a mail system within the jurisdiction of the sender's residence, or (iv) two (2) days after deposit with an internationally recognized courier. All such notices and other communications shall be sent to the addresses reflected on the signature pages hereof, or at such other address as such party may designate by ten (10) days advance written notice to the other parties.

(f) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Coda, and the holders of at all of the Transfer Shares.

(g) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision was so excluded and shall be enforceable in accordance with its terms.

(h) Entire Agreement. This Agreement and the documents referred to herein constitute the complete and final agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.

(i) Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default thereto-for or thereafter occurring. Any waiver, permit consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date above first written.

CODA MUSIC TECHNOLOGY, INC.

By

Its

SHAREHOLDERS:

Individuals:

(Printed Name)

(Signature)

(Printed Name of Joint Owner or Spouse)

(Signature of Joint Owner or Spouse)

Entities:

(Printed Name of Entity)

By

Its

Address

SCHEDULE A

SCHEDULE OF SHAREHOLDERS AND

TRANSFER SHARES
Name of Shareholder	Net4Music Common Stock Owned	Net4Music Common Stock Issuable Pursuant to Options or Warrants	Total Shares Beneficially Owned (termed Transfer Shares)
Claude Poletti	1,040,000	294,400	1,334,400
Finance & Strategie	100,000	----	100,000
Avenir Finance Partners	457,800		457,800
InnovaFrance FCPI	900,000	----	900,000
Reuben Jeffrey	57,500	----	57,500
InnovaFrance 99 FCPI	464,933	----	464,933
Florence Ribes	27,952	----	27,952
Jean Francois Carreras	3,075	----	3,075
Patrick Dunaud	3,075	----	3,075
Tatiana Sokolow	3.075	----	3,075
Vincent Chove	1,745	----	1,745
Pierre Michel	1,745	----	1,745
Francois Lombard	1,745	----	1,745
Aymard de Lasteyrie	1,745	----	1,745
Francois Duliege	50,000	830,400	880,400
Michel Girer	30,000	210,000	240,000
Benjamin Schwarz	10,000	100,000	110,000
Aymeric Pichevin	10,000	85,489	95,489
Philippe de Silva	----	75,489	75,489
Stephane Donikian	----	75,489	75,489
Nicolas Heuze	10,000	65,000	75,000
Laurent Girer	----	30,000	30,000
David Raux	----	20,000	20,000
Gerald Rouvier	----	20,000	20,000
Jacky Leleu	5,000	20,000	25,000
Laura Hoenigsberg	----	20,000	20,000
Laurent Bauer	----	20,000	20,000
Marc Rakotomalala	----	20,000	20,000
Pierre Maret	----	20,000	20,000
Renan Schonberg	----	20,000	20,000
Francois Laustriat	----	20,000	20,000
JL Danjou	----	20,000	20,000
Baptiste Aboulian	----	10,000	10,000
Gilles Coutin	----	10,000	10,000
Marie Beauchaud	----	10,000	10,000
Dino Tomba	----	10,000	10,000
Clement Coupeau	----	5,000	5,000
Orange SA	----	210,000	210,000
JED Conseil	----	36,000	36,000
Pierre Jourdan	----	24,000	24,000
Thibault Beuve	5,000	5,000	10,000

To: Coda Music Technology, Inc.

NOTICE OF EXERCISE OF PUT RIGHT --

The undersigned hereby irrevocably elects to exercise his/her/its Put Right, granted pursuant to Section 1 of the Put and Call Agreement dated ___________, 2000, to exchange such person's shares of Net4Music S.A. common stock for an amount of shares of Coda Music Technology, Inc. common stock, such amount being calculated in accordance with Section 1 of such Agreement, and requests that certificates for such shares shall be issued in the name of

___________________________________

(Print Name)

The undersigned hereby certifies that (1) he/she/it is not a "U.S. Person" as that term is defined in Regulation S to the Securities and Exchange Act of 1933, as amended, and the Put Right is not being exercised on behalf of a U.S. Person or (2) that the undersigned has delivered a written opinion of counsel to Coda to the effect that the Coda Shares have been registered under the Act or are exempt from registration thereunder.

Address:

____________________________________

____________________________________

____________________________________

Entity Name* (if applicable)

____________________________________

Date: _________, 20__ By*_________________________________

Its_________________________________

*An entity's name (for entity Shareholders) and an individual's signature (for natural Shareholders) must correspond to the Shareholder's name as contained in Schedule A in every particular without alteration or enlargement or any change whatsoever. When signing on behalf of a corporation, partnership, trust or other entity, PLEASE indicate your position(s) and title(s) with such entity.

EXHIBIT B

SHAREHOLDER VOTING AGREEMENT

This SHAREHOLDER VOTING AGREEMENT ("Agreement") is entered into this 19th day of October, 2000 by and between John W. Paulson, Benson K. Whitney and Timothy Bajarin (collectively, the "Nominators"), Coda Music Technology, Inc. ("Coda") and certain shareholders and option and warrant holders (collectively, the "Shareholders") of Net4Music S.A., a French corporation ("Net4Music"), as listed on Schedule A, which schedule is attached hereto and incorporated into this Agreement. The Nominators and the Shareholders are sometimes collectively referred to herein as "Parties."

Recitals

WHEREAS, the Shareholders and the Nominators desire to provide for the appointment and election of certain directors to the Board of Directors of Coda as set forth in this Agreement;

Agreement

NOW, THEREFORE, the Parties hereby agree, represent and warrant as follows:

1. Voting Agreement.

(a) Each Shareholder agrees to take all action necessary, including, without limitation, the voting of the shares of stock of Coda beneficially held by such Shareholder, other than shares of stock deemed to be beneficially owned by reason of an option or warrant held by such Shareholder, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors of Coda, the waiving of notice and the attending of meetings, so as to cause at least one-third of the members of the Coda Board of Directors to be at all times comprised of persons designated by the Nominators.

(b) The Nominators shall provide to Coda the names of the persons they have jointly designated as their designees to the Coda Board of Directors within 15 days of receipt by the Nominators of a notice from Coda that a meeting of the shareholders of Coda is to be held in which directors shall be elected. Coda shall provide the Nominators with written notice of the intention to call a meeting of the shareholders of Coda at which directors shall be elected at least 20 days prior to any public announcement of, or public distribution of information relating to, such meeting. Coda agrees to submit the Nominators' designees to its shareholders for a vote and to take all action reasonably necessary in connection with such submission.

(c) Any designee of the Nominators who shall become a member of the Coda Board of Directors and is not a Party to this Agreement as a Nominator shall become a Party to this Agreement as a Nominator without the consent of any of the Shareholders or Coda, and shall execute a counterpart signature page to this Agreement.

(d) Coda and each Shareholder who is a member of the Coda Board of Directors agrees to take any action reasonably necessary to ensure that at least one member of Coda's Compensation Committee and one member of Coda's Audit Committee is a Nominator.

2. Termination. This Agreement shall terminate on the earliest of (i) the second anniversary of the date of this Agreement or (ii) the sale of all or substantially all of the assets of Coda, or the merger or consolidation or other transaction that would result in shareholders of Coda immediately prior to the transaction owning less than 50% of the shares of the surviving corporation after the transaction. The rights and obligations of this Agreement shall terminate with respect to an individual Nominator at such time as such Nominator is no longer a member of the Board of Directors of Coda; provided, however, that such Nominator's successor, who is appointed by the Board of Directors at the request of the remaining Nominators, shall become a Party to this Agreement as a Nominator without the consent of any of the Shareholders or Coda, and shall execute a counterpart signature page to this Agreement.

3. Transfer of Shares. The obligations of the Shareholders under this Agreement shall terminate will respect to the Coda shares that they transfer to unrelated third parties, in the public market or in a distribution to such Shareholder's equity owners, if such Shareholder is an entity.

4. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties (including transferees of any shares of common stock, except as provided in paragraph 3 above). Nothing in this Agreement, expressed or implied, is intended to confer upon any Party other than the Parties or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Minnesota.

6. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8. Notices. Unless otherwise provided, all notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the Party to be notified, (ii) when sent by facsimile or electronic mail if sent during normal business hours of the recipient, if not, then on the next business day, (iii) ten (10) days after deposit in the mail system of the jurisdiction of the sender or (iv) two (2) days after deposit with a nationally recognized overnight courier. All such notices and other communications shall be sent to the addresses reflected on the signature pages hereof, or at such other address as a Party may designate by ten (10) days advance written notice to the other Parties.

9. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each of the Nominators, Coda and the holders of at least a majority of the shares of Coda common stock beneficially held by the Shareholders at the time of the amendment or waiver. Any complete or partial waiver by the Nominators of their rights under Section 1 as to a specific election or removal of directors shall not apply to subsequent elections or removals of directors.

9. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision was so excluded and shall be enforceable in accordance with its terms.

10. Entire Agreement. This Agreement constitutes the complete and final agreement among the Parties and no Party shall be liable or bound to any other Party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.

11. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date above first written.

CODA MUSIC TECHNOLOGY, INC.

By

Its

NOMINATORS:

John W. Paulson Timothy Bajarin

Benson K. Whitney

SHAREHOLDERS:

Individuals:

(Printed Name)

(Signature)

(Printed Name of Joint Owner or Spouse)

(Signature of Joint Owner or Spouse)

Entities:

(Printed Name of Entity)

By

Its

Address:

____________________________________

____________________________________

SCHEDULE A

SHAREHOLDERS

Claude Poletti

François Duliège

Benoist Grossmann

William Avery

Patrick Revenu

Martin Velasco

Viventures

Viventures FCPR

PLS Ventures Partners

InnovaFrance FCPI

InnovaFrance 99 FCPI

FCPI SOGE Innovation

FCPI SOGE Innovation 2
FCPI SGAM Innovation 1

FGII

Turenne FCPI Jet Innovation1

Turenne Holding

Genevest Consulting S.A.

Sequoia Investments Limited

Avenir Finance Partners

EXHIBIT C

Net4Music Inc.

6210 Bury Drive

Eden Prairie, Minnesota USA 55346

Dear Ladies and Gentlemen :

The undersigned _______________ beneficially owns options to purchase Net4Music Inc. common stock ("Stock Options").

Net4Music Inc. (formerly, Coda Music Technology, Inc) ("N4M") has entered into a Stock Purchase Agreement with Net4Music S.A. and certain of the shareholders of Net4Music S.A. dated August 11, 2000 ("Purchase Agreement") pursuant to which N4M is acquiring the outstanding common stock of Net4Music S.A. in exchange for N4M common stock, subject to certain conditions including the receipt of the approval of the shareholders of N4M.

If the undersigned decides to exercise its Stock Options and exchange them for N4M common stock, the undersigned agrees, for the benefit of N4M, that the undersigned will not, for a period of 270 days from August 11, 2000 ("Lockup Period") (i) sell, transfer or otherwise dispose of, or agree to sell, transfer or otherwise dispose of, any of the N4M common stock, or any option, right or warrant to purchase N4M common stock, beneficially owned by the undersigned during the Lockup Period or (ii) sell or grant, or agree to sell or grant, options, rights or warrants with respect to any of the N4M common stock, or any option, right or warrant to purchase N4M common stock, beneficially owned by the undersigned during the Lockup Period. The foregoing lockup does not prohibit, during the Lockup Period, gifts to donees or transfers by will or the laws of descent to heirs or beneficiaries provided that such donees, heirs or beneficiaries shall be bound by the obligations set forth herein.

This letter agreement shall constitute a legal and binding obligation of the undersigned. This letter agreement shall be subject to Minnesota law, except for the conflict of law provisions now or hereafter in effect in Minnesota. It is understood and agreed that money damages may not be a sufficient remedy for any breach of the enforceable provisions of this letter agreement by the undersigned and that N4M may be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach by the undersigned of this letter agreement, but shall be in addition to all other remedies available at law or equity to N4M.

Sincerely,

_______________

Agreed and accepted this __ day of ________, 2000.

NET4MUSIC INC.

By ___________________

Its ____________________